The 4Less Group, Inc.

106 W. Mayflower

Las Vegas, Nevada 89030

(702) 267-6100

August 13, 2021

CORRESPONDENCE FILED ON EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 456

Attn: Brian Fetterolf, Attorney

Re:	The 4Less Group, Inc. (referred to herein as the “Registrant”) Registration Statement filed on Form S-1 Originally filed on August 5, 2021 File No. 333-258521

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, The 4Less Group, Inc. (the “Registrant”,) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-258521) filed originally on August 5, 2021 (the “Registration Statement”), so that it may become effective at 3 p.m., Eastern Daylight Time, on August 18, 2021, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any questions or concerns regarding this request, please direct such request to our Securities Counsel, Frederick M. Lehrer of Frederick M. Lehrer, P. A., at flehrer@securitiesattorney1.com.

Sincerely yours,

/s/ Tim Armes

Tim Armes

Chief Executive Officer